SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For April 2007
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes            No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of April 2007, incorporated by reference herein:

Exhibit

99.1   Release dated April 26, 2007, entitled “MINTAILS AND DRDGOLD AGREE WEST
RAND GOLD AND URANIUM EXPLORATION AND MINING JOINT VENTURE ”
99.2   Release dated April 26, 2007, entitled “ REPORT TO SHAREHOLDERS FOR THE
QUARTER AND MINE MONTHS 31 MARCH 2007”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: April 26, 2007
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title:    Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARB number 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the company”)

MINTAILS AND DRDGOLD AGREE WEST RAND GOLD AND URANIUM EXPLORATION AND
MINING JOINT VENTURE

Mintails Limited (ASX: MLI) and DRDGOLD Limited (“DRDGOLD”)(NASDAQ: DROOY: JSE: DRD)
announced today that they had reached agreement on the formation of a joint venture company which is yet to be formed (“the JV”)in South Africa to explore, evaluate and potentially mine gold and uranium by opencast and underground mining methods in the Western Rand Goldfield of South Africa’s Witwatersrand
Basin.

Following discussions initiated during the fourth quarter of 2006, the JV stakeholders, DRDGOLD, Mintails
SA (wholly owned by Mintails Limited) and Mineral & Mining Reclamation Services (Pty) Ltd (“MMRS”)
have agreed to consolidate their West Rand Goldfield projects comprising Rand Leases, Durban Roodepoort
Deep, East Champ D’Or, Luipaardsvlei and West Rand Consolidated (including West Wits). The JV’s goal is to re-evaluate and re-start mining in the West Rand Goldfield, situated in the Witwatersrand Basin in
South Africa’s Gauteng province.

Initially, DRDGOLD and Mintails SA will hold 45% each in the JV and MMRS will hold 10%. It is intended that the JV will be listed on the Australian Stock Exchange to raise a minimum of $6 million as an initial public offering, and subsequently list on the JSE Limited, the Johannesburg stock exchange.

The Witwatersrand is arguably one of the greatest gold and uranium-producing regions in the world. The
JV’s lease consolidation provides a package of tenements with a continuous strike of over 20 kilometres, covering significant gold and uranium-producing, historical mines over the western margin of the
Witwatersrand.

Gold production in the West Rand Goldfield began in the late 1880s with the focus on the Main and South reefs. Discovery of further reefs was quick to follow. The known reef groups on the JV’s consolidated lease area include the Main, Johnstone, Bird and Kimberley, with less extensive reefs such as the Black reef located in pockets.

Historical gold production on the constituent leases exceeds 30 million ounces and 17 000 tons U3O8
.

Fluctuating gold and uranium commodity prices during the 20
th
century saw the closure and re-opening of
mines and changes in mining focus between gold and uranium.

The JV’s objective for the first two years is to aggressively delineate Au and U3O8 resource/reserves, progress into advanced stages of commissioning or commence mining on the consolidated lease area.
Modern mining techniques will be utilised and all activities conducted will be to a world-class standard.

Exploration targets are in the process of being generated across the consolidated lease area. The intention is to begin exploration for surface resource/reserves, while concurrently delineating remaining pillar reserves and areas previously unmined. Deeper exploration programmes will be designed later in 2008.

To achieve the JV’s goals, various exploration techniques will be utilised, including but not limited to surface reverse circulation and diamond drilling, underground diamond drilling and channel sampling of underground pillars.

In the creation of the exploration programme, the Witwatersrand reefs are being evaluated and prioritised.
The U3O8- and Au-producing Bird Reef Group found across the JV consolidated lease area become the initial primary target for open-cut and underground mining. Other Au-producing reef groups such as the Main and
Kimberley will be targeted subsequently.

A programme of data compilation and cataloguing has begun and early results are encouraging. Given the disbursement of information and possible losses over the past 100 years of mining, the data collection programme will be on-going.

Under the South African Mineral and Petroleum Resources Development Act of 2002, a new mineral rights regime was introduced to install a pro-active exploration and mining industry. The new legislation has introduced a “use it or lose it” philosophy, allowing previously held, under-utilised land to receive attention from capable explorers willing to commit to the area and people. The JV holds new order and old order rights; the latter are in the process of being converting to new order.

For further information, please contact Ilja Graulich, Head of Investor Relations or Niel Pretorius, CEO
DRDGOLD South African Operations (Pty) Ltd at + 27 11 219 8700.

Johannesburg
26 April 2007

Sponsor
Standard bank

REPORT TO SHAREHOLDERS FOR THE QUARTER AND NINE MONTHS ENDED
31 MARCH 2007
2007 FINANCIAL YEAR
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06
ARBN 086 277616 • JSE trading symbol: DRD • ISIN Code: ZAE 000058723
Issuer code: DUSM • NASDAQ trading symbol: DROOY
(“DRDGOLD” or “the company”)
•  Porgera Joint Venture stake sale agreed for US$250 million subject to shareholder and regulatory approvals
•  Discontinued Vatukoula operations and associated liabilities sold
•  Blyvoor strike impacts negatively on DRDGOLD SA results
KEY RESULTS SUMMARY
Quarter
Quarter
Quarter
9 months to
9 months to
March
December
%
March
31 March
31 March
Group
2007
2006
Change
2006
2007
2006
Attributable gold production*
Australasian operations
oz
28 009
35 660
(21)
36 069
105 189
143 405
kg
871
1 109
(21)
1 122
3 270
4 462
Discontinued operations
oz
429
9 143
(95)
6 910
26 910
26 344
kg
13
284                  (95)
215                  836
820
South African operations
oz
75 330
87 322
(14)
86 678
253 991
225 795
kg
2 343
2 716
(14)
2 696
7 900
7 023
Group
oz
103 768
132 125
(21)
129 657
386 090
395 544
kg
3 227
4 109
(21)
4 033
12 006
12 305
Cash operating costs
Australasian operations
US$ per oz
707
541                  (31)
499                  580
367
ZAR per kg
164 963
127 967
(29)
102 217
135 385
75 744
Discontinued operations
US$ per oz
–
1 120
na
–
795
–
ZAR per kg
–
265 169
na
–
185 506
–
South African operations
US$ per oz
572
505                  (13)
511                  524
468
ZAR per kg
133 492
119 388
(12)
103 519
122 288
96 493
Group
US$ per oz
606
558                   (9)
507                  558
424
ZAR per kg
141 449
131 780
(7)
102 227
130 257
87 480
Gold price received
US$ per oz
663
617 7
547
633
496
ZAR per kg
154 629
145 909
6
109 580
147 652
102 408
Capital expenditure
US$ million
9.0
11.5 22
6.8
34.7
24.3
ZAR million
65.9
84.5 22
41.6
252.0
156.1
*Emperor Mines Limited (“Emperor”) consolidated 100% from 6 April 2006 (previously 39.52% attributable) and Crown Gold Recoveries
(Pty) Limited (“CGR”) which included East Rand Proprietary Mines Limited (“ERPM”) consolidated 100% from 1 December 2005 (previously
40% attributable).
KEY FEATURES
Exhibit 99.2

STOCK

Issued capital
361 191 981 ordinary no par value shares
5 000 000 cumulative preference share
Total ordinary no par value shares issued and committed: 377 446 755
Stock traded
JSE
NASDAQ
Average volume for the quarter per day ('000) 1 040 3 886
% of issued stock traded (annualised) 75 281
Price • High R6,60 US$0,94
• Low R3,70 US$0,54
• Close R4,85 US$0,67
FORWARD LOOKING STATEMENTS
Many factors could cause the actual results, performance or
achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncer tainties in general economic conditions in the markets that DRDGOLD serves, a drop in the gold price, a continuing strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD's
competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual repor t for the fiscal year ended 30 June 2006, which we filed with the United States Securities and Exchange Commission on 22 December 2006 on Form 20-F. You
should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not under take any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this repor t or to the occurrence of unanticipated events.
OVERVIEW
Dear shareholder
Safety
With deep regret, I announce the death of two employees in work-
related incidents during the quar ter. Blyvooruitzicht Gold Mining
Company Limited (“Blyvoor”) employee Jacinto Chivambo and ERPM employee Ernesto Vuma both died from injuries sustained in tramming accidents underground. I am par ticularly per turbed by the
circumstances of these fatalities as I am firmly of the view that tramming-related accidents are entirely preventable. It is apposite that, at Blyvoor, a seven-week programme relating to trucking and tramming safety has been completed.
Safety performance generally at the South African operations during the quar ter took an unsatisfactory turn. At ERPM the Disabling Injury
Frequency Rate (“DIFR”) deteriorated from 15.39 to 20.52 and the
Repor table Injury Frequency Rate (“RIFR”) from 5.13 to 8.98, while at
Crown the DIFR worsened from 3.74 to 6.16 and the RIFR from 1.26 to 3.69. Blyvoor recorded an improvement in its RIFR from 3.0 to 2.59, but its DIFR deteriorated from 6.28 to 6.49.
In these circumstances I am reassured that a number of initiatives are under way throughout the South African operations to turn the trend;
these include a campaign to emphasise employee rights and duties in respect of safety.
Turning to the Australasian operations, at Tolukuma in Papua New
Guinea (“PNG”) safety performance was largely satisfactory. While the
Lost Time Injury Frequency Rate (“LTIFR”) remained at 1.93, both the
RIFR and DIFR dropped from 7.72 to 0, reflecting no repor table or disabling injuries during the quar ter. One lost time incident occurred in which a drill operator was struck by falling rock and admitted to hospital for observation.
Production
Total gold production was 21% lower at 103 768oz reflecting both a
37% decline in gold production from the Australasian operations to 28
438oz and a 14% decrease in gold production from the South African operations to 75 330oz.
The primary reason for lower Australasian production, of course, was the previously repor ted discontinuation of operations at the Vatukoula
Mine in Fiji; just 429oz were produced for the quar ter. Production was also down, however, at the Porgera and Tolukuma operations in PNG;
Tolukuma produced 9 483oz down from 11 996oz in the previous quar ter, while Porgera (20% share) produced 18 525oz, down from
23 664oz in the previous quar ter.
Tolukuma repor ts that slower than expected progress on remediation of production issues – for example, poor ventilation, the extension of compressed air infrastructure and limited stope drilling capacity –
impacted negatively on production during the quar ter.
Porgera repor ted lower productivity due to generally lower than expected grades realised from stockpiles and par ts of the open pit.
In South Africa, all three operations repor ted decreased production.
At both Blyvoor and ERPM, the rate of return of workers after the
Christmas break was poor, and at Blyvoor this was exacerbated by a five-day illegal strike. At ERPM, underground tonnes continued to be adversely affected by inadequate and timeous opening up and
development of infrastructure, and the delivery of services to the eastern longwall. Grade was, and will continue to be, affected for at least the next 12 months by the occurrence of a fault that runs the entire length of the eastern longwall. It is wor th noting that, at both
Blyvoor and ERPM, surface production rose and helped to offset the impact of lower underground production. At Crown, however, the effect on production of depleting high-grade material underscores the urgent need to bring on line the 3/L/2 and Top Star reserves.
Financial
Group revenue decreased by 6% to R514.9 million, reflecting reduced production. After accounting for cash operating costs which were
2% lower at R456.4 million, cash operating profit declined by 29% to
R58.5 million.
Revenue from the South African operations was 9% lower at
R356.2 million, and while cash operating costs decreased by 4% to
R312.8 million, cash operating profit was down 35% to R43.4 million.
Revenue from the continuing Australasian operations rose slightly to
R158.7 million, and after accounting for cash operating costs which were 1% higher at R143.6 million, cash operating profit was 5% lower at R15.1 million.
Corporate developments
During the quar ter, 78.9%-held Emperor completed the sale of
Vatukoula and associated Fijian assets and liabilities to Westech Gold
Limited (“Westech”) and announced a conditional agreement to sell its 20% interest in Porgera to Barrick Gold Corporation for
US$250 million.
Proceeds from the sale of its Porgera interest will allow Emperor to repay debt in full. After the sale and debt repayment, its key assets will include the wholly-owned Tolukuma gold mine, a significant
copper/gold exploration por tfolio incorporating over 5 000 square kilometres of exploration tenements in minerals-rich PNG, and a significant amount of cash on the balance sheet.
Looking ahead
The developments in respect of Emperor and sign-off on the sale of the Porgera stake will contribute towards a good foundation for
DRDGOLD. The return of the South African operations to an
acceptable level of operational stability – involving a strong focus on cost controls and volumes to ensure the improvement of margins –
will also be critical to the success of this process.
Regarding exploration in South Africa, over-stoping of the prospect drive on reef at ERPM Extension 1 will take place during the June quar ter in order to fur ther define the ore body and supplement existing borehole data. At Blyvoor, work has begun on defining the uranium resource contained in the 110 million tonnes of slimes and
10 million tonnes of rock dump material available. Uranium was produced at Blyvoor until 1982 and mining of reefs containing uranium has continued subsequently.
It is pleasing to reflect on a fur ther development in South Africa, announced separately today. DRDGOLD and ASX-listed Mintails
Limited have reached agreement on the formation of a joint venture company, to be known as Kgosi Mining, which will explore for gold and uranium in the western rand goldfield with a view to mining, using both opencast and underground methods.
I expect to be able to repor t on fur ther progress towards our recovery as a group in three months’ time. In closing, I would caution that – against this process of recovery – the higher gold price has raised expectations among our South African workforce and their representatives on the outcome of wage negotiations, scheduled to begin shor tly.
JOHN SAYERS
Chief Executive Officer
26 April 2007

CONSOLIDATED INCOME STATEMENT (Unaudited)

Quarter
Quarter Quarter
9 months to
9 months to
March
December March
31 March
31 March
2007
2006 2006
2007
2006
Rm
Rm Rm
Rm
Rm
Continuing operations
Gold and silver revenue
514.9
548.5                 419.3
1 638.1
1 048.8
Cash operating costs
(456.4)
(466.3) (390.3)
(1 408.8)
(898.6)
Cash operating profit
58.5
82.2                   29.0
229.3
150.2
Corporate administration and other expenses
(45.0)
(69.9) (36.5)
(158.0)
(114.9)
Share-based payments
(2.0)
(0.5) (3.4)
(5.9)
(10.2)
Exploration costs
(4.9)
(2.9) (11.2)
(12.0)
(12.1)
Care and maintenance costs
(3.2)
(2.8) (2.8)
(8.1)
(7.6)
Cash profit/(loss) from operations
3.4
6.1                 (24.9)
45.3
5.4
Retrenchment costs
(0.8)
–                         –
(0.8)
(1.0)
Investment income
19.5
14.7                     1.3
24.8
36.7
Finance charge
(13.1)
(24.3) (13.8)
(52.6)
(36.8)
Net operating profit/(loss)
9.0
(3.5) (37.4)
16.7
4.3
Rehabilitation
(3.1)
(3.1) (10.5)
(9.3)
(18.3)
Depreciation
(36.9)
(39.5) (52.3)
(123.0)
(123.7)
Profit/(loss) on financial instruments
1.3
(1.4)   –
(9.3)
(7.5)
Movement in gold in process
(15.8)
37.1                   (6.8)
37.3
5.3
Loss before taxation
(45.5)
(10.4) (107.0)
(87.6)
(139.9)
Taxation
(0.2)
21.0                   17.7                   5.5
0.4
Deferred taxation
1.7
(11.2) (15.1)
(6.9)
1.4
Loss after taxation
(44.0)
(0.6) (104.4)
(89.0)
(138.1)
Profit/(loss) on sale of assets/investment
90.6
(7.8) –
82.8
(3.4)
Impairments
–
15.6                   (1.7)
15.6
50.5
Loss from associates
–
–                  (72.1)
–
(152.0)
Discontinued operation
Loss for the period from discontinued operation
(44.2)
(145.6) (0.1)
(225.8)
(6.4)
Impairment from discontinued operation
(3.9)
(783.1) –
(787.0)
–
Net loss for the period
(1.5)
(921.5) (178.3)
(1 003.4)
(249.4)
Attributable to:
Minority interest
3.5
(194.1) (3.0)
(204.9)
(4.2)
Ordinary shareholders of the company
(5.0)
(727.4) (175.3)
(798.5)
(245.2)
(1.5)
(921.5) (178.3)
(1 003.4)
(249.4)
Headline loss per share – cents
– From continuing operations
(16.7)
(12.7) (13.4)
(41.4)
(93.3)
– From total operations
(26.8)
(47.5) (50.0)
(95.0)
(95.4)
Basic profit/(loss) per share – cents
– From continuing operations
9.5
(10.4) (56,0)
(11.8)
(77.9)
– From total operations
(1.4)
(220.9) (56.0)
(240.6)
(80.0)
Calculated on the weighted average ordinary
shares issued of:
345 510 540
329 252 570 312 864 814
331 852 870
306 385 191
Diluted headline loss per share – cents
(16.7)
(12.7) (13.4)
(41.4)
(93.3)
Diluted basic loss per share – cents
(1.4)
(220.9) (56.0)
(240.6)
(80.0)
NOTE REGARDING FINANCIAL STATEMENTS
The condensed consolidated financial statements below are prepared in accordance with International Financial Reporting
Standards (“IFRS”).

SEGMENTAL INFORMATION

As at
As at As at
31 March
31 December 31 March
2007
2006 2006
R m
R m R m
Assets
Property, plant and equipment
704.6
680.3                 852.6
Investments
62.0
61.8                   73.3
Environmental trust funds
71.1
67.0                   57.5
Other non-current assets
–
– 208.0
Current assets
1 170.4
1 178.3 380.9
Inventories
99.6
109.5                141.5
Accounts receivable
66.5
68.4                   93.9
Financial assets
10.7
9.8                   12.5
Cash and cash equivalents
108.3
134.3                133.0
Assets classified as held for sale
885.3
856.3                       –
2 008.1
1 987.4 1 572.3
Equity and liabilities
Equity
239.8
109.5                475.5
Shareholders' equity
204.9
77.1                450.0
Minority shareholders’ interest
34.9
32.4                  25.5
Long-term borrowings
130.2
278.0                    6.0
Post-retirement and other employee benefits
21.6
21.1                  18.6
Provision for environmental rehabilitation
276.0
281.4                281.2
Financial liabilities
–
– 7.5
Deferred mining and income taxes
101.6
99.5                   41.4
Current liabilities
1 238.9
1 197.9 742.1
Accounts payable and accrued liabilities
346.2
450.5                374.5
Financial liabilities
240.9
207.5                       –
Current portion of long-term borrowings
530.6
406.8                367.6
Liabilities classified as held for sale
121.2
133.1                       –
2 008.1
1 987.4 1 572.3
Quarter Mar 2007
Quarter Dec 2006
South
Austral-
Discon-
South Austral- Discon-
Africa
asia
tinued
Other
Africa asia tinued Other
Rm
Rm
Rm
Rm
Rm Rm Rm Rm
Gold and silver revenue
356.2         158.7
7.1
–
390.6         157.9           45.8
–
Cash operating costs
(312.8)
(143.6)
–
–
(324.3) (142.0) (75.3) –
Cash operating profit/(loss)
43.4
15.1
7.1
–
66.3           15.9          (29.5)
–
Corporate administration and
other expenses
(8.2)
(23.6)
(21.2)
(13.2)
(18.3) (33.2)
0.2          (18.4)
Share-based payments
–
–
–
(2.0)
– – – (0.5)
Exploration costs
–
(4.9)
–
–
– (2.9) (0.6) –
Care and maintenance costs
–
–
–
(3.2)
– – – (2.8)
Cash profit/(loss) from operations
35.2
(13.4)
(14.1)
(18.4)
48.0         (20.2)
(29.9) (21.7)
Retrenchment costs
–
–
6.9            (0.8)
– – (27.2) –
Investment income
3.2           14.6           (6.7)
1.7
2.3           (1.5)
(1.6) 13.9
Finance charge
(2.2)
(10.4)
(1.6)
(0.5)
(9.3) (1.5) (20.0) (13.5)
Net operating profit/(loss)
36.2
(9.2)
(15.5)
(18.0)
41.0          (23.2)
(78.7) (21.3)
Rehabilitation
(2.3)
–
–
(0.8)
(2.3) – (0.2) (0.8)
Depreciation
(22.5)
(18.3)
(0.3)
3.9
(23.4) (17.1) (31.6) 1.0
Profit/(loss) on financial instruments
–
1.4         (22.3)
(0.1)
– (1.4) (22.3) –
Movement in gold in process
(1.0)
(14.8)
(5.9)
–
0.6           36.5          (12.0)
–
Profit/(loss) before taxation
10.4
(40.9)
(44.0)
(15.0)
15.9           (5.2)
(144.8) (21.1)
Taxation
(0.2)
–
(0.1)
–
(0.3)
21.2            (0.8)
0.1
Deferred taxation
–
1.7                –
–
– (11.2) – –
Profit/(loss) after taxation
10.2
(39.2)
(44.1)
(15.0)
15.6             4.8
(145.6) (21.0)
CONDENSED CONSOLIDATED BALANCE SHEET (Unaudited)

CONDENSED STATEMENT OF CHANGES IN EQUITY (Unaudited)

Quarter
Quarter Quarter
9 months to
9 months to
March
December March
31 March
31 March
2007
2006 2006
2007
2006
Rm
Rm Rm
Rm
Rm
Balance at the beginning of the period
109.5
1 093.3 507.6
1 015.3
483.1
Share capital issued
142.5
84.7                   79.2
268.7
177.6
– for acquisition finance and cash
141.4
88.2                   77.9
269.6
172.0
– for share options exercised
–
0.7                        –
1.0
1.0
– increase in share-based payment reserve
2.0
0.5                     3.4                   5.9
10.2
– for costs
(0.9)
(4.7) (2.1)
(7.8)
(5.6)
Net loss attributed to ordinary shareholders
(5.0)
(727.4) (175.3)
(798.5)
(245.2)
Net profit/(loss) attributed to minority shareholders
3.5
(194.1) (3.0)
(204.9)
(4.2)
Increase in minorities
–
18.5                       –
18.5
23.9
Currency translation adjustments and other
(10.7)
(165.5) 67.0
(59.3)
40.3
Balance as at the end of the period
239.8
109.5                 475.5               239.8
475.5
Reconciliation of headline loss
Net loss
(5.0)
(727.4) (175.3)
(798.5)
(245.2)
Adjusted for:
– Impairments
–
(15.6) 1.7
(15.6)
(50.5)
– Impairment from discontinued operation
3.9
783.1                       –
787.0
–
– Minority share of impairment from
discontinued operation
(0.8)
(204.4) –
(205.2)
–
– (Profit)/loss on sale of assets
(90.6)
7.8                       –
(82.8)
3.4
Headline loss
(92.5)
(156.5) (173.6)
(315.1)
(292.3)
CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Unaudited)
Quarter
Quarter Quarter
9 months to
9 months to
March
December March
31 March
31 March
2007
2006 2006
2007
2006
Rm
Rm Rm
Rm
Rm
Net cash outflow from operations
(15.8)
(84.2) (33.1)
(111.5)
(32.1)
Working capital changes
(64.5)
57.2                  (12.5)
63.9
(3.8)
Net cash outflow from investing activities
(73.2)
(72.1) (41.9)
(251.1)
(139.2)
Net cash in/(out) flow from financing activities
113.5
(203.4) 67.3
(51.5)
39.5
Decrease in cash and cash equivalents
(40.0)
(302.5) (20.2)
(350.2)
(135.6)
Translation adjustment
(2.2)
(46.0) 15.4
(12.3)
27.4
Opening cash and cash equivalents
168.7
517.2                137.8                489.0
241.2
Closing cash and cash equivalents
126.5
168.7                133.0                 126.5
133.0
Closing cash and cash equivalents as at 31 March 2007
include R18.2 million classified as assets held for sale.
Reconciliation of net cash outflow
from operations
Net operating profit/(loss)
9.0
(3.5) (37.4)
16.7
4.3
Net operating loss from discontinued operations
(15.6)
(78.7) (0.1)
(117.9)
(6.4)
(6.6)
(82.2) (37.5)
(101.2)
(2.1)
Adjusted for:
Interest provision on convertible bond
–
(7.0) 6.8
–
21.3
Amortisation of convertible cost
–
1.8                    1.9                    3.5
5.6
Financial instruments
21.0
23.7                       –
48.9
(3.7)
Unrealised foreign exchange (gain)/loss
(7.9)
(9.8) 2.0
(1.3)
(26.1)
Growth in Environmental Trust Funds
(2.2)
(2.3) (1.6)
(5.3)
(4.2)
Other non-cash items
1.3
36.8                     6.1
41.5
17.6
Interest paid
(20.2)
(44.3) (5.7)
(76.7)
(25.0)
Taxation paid
(1.2)
(0.9) (5.1)
(20.9)
(15.5)
Net cash outflow from operations
(15.8)
(84.2) (33.1)
(111.5)
(32.1)

KEY OPERATING AND FINANCIAL RESULTS (Unaudited)

Australasian operations
Quarter
Quarter Quarter
9 months
9 months
March
December % March
to 31 March
to 31 March
Porgera (20% Share of Joint Venture)
2007
2006 Change 2006
2007
2006
Ore milled t'000
214
238                 (10)
241                714
792
Yield g/t
2.69
3.09                 (13) 3.15
3.12
3.97
Gold produced oz
18 526
23 664 (22) 24 410
71 569
101 023
kg
576
736                  (22) 760
2 225
3 144
Cash operating costs US$ per oz
597
396                  (51)
416                450
309
ZAR per kg
139 262
93 834 (48) 82 386
105 063
63 654
ZAR per tonne
375
290                  (29)
260                 327
253
Cash operating profit US$ million
2.9
3.3                  (12) 2.7
10.7
17.5
ZAR million
21.2
24.2                 (12) 15.8
77.6
112.5
Capital expenditure (net) US$ million
3.1
2.8                 (11)
2.4                 7.6
11.2
ZAR million
22.3
19.9                 (12) 14.4
55.2
71.6
Porgera
Porgera attributable gold production was 214 000 tonnes at a recovered grade of 2.69g/t producing 18 526oz, at a cash operating cost of US$597/oz.
Gold production at Porgera early in the quarter continued to be impacted by power disruptions caused by a lightning strike in December, with repairs and a return to full production achieved in early January.
Decreases in material mined during the quarter are attributed in part to lower productivity on the narrow Stage 5 bench.
The repairs to the Hides power station and increased diesel power generation and load shedding during the period of repairs also contributed to higher costs incurred during the period.
Quarter
Quarter Quarter
9 months
9 months to
March
December % March
to 31 March
to 31 March
Tolukuma
2007
2006 Change 2006
2007
2006
Ore milled t'000
48
45                      7 47
136
148
Yield g/t
6.15
8.29                 (26) 7.70
7.68
8.91
Gold produced oz
9 483
11 996 (21) 11 659
33 620
42 382
kg
295
373                  (21) 362
1 045
1 318
Cash operating costs US$ per oz
922
827                  (12)
671                 857
507
ZAR per kg
215 146
195 319  (10) 134 260
199 947
104 584
ZAR per tonne
1 322
1 619  18 1 034
1 536
931
Cash operating loss US$ million
(0.8)
(1.0)  20                 (0.5)
(4.8)
(0.4)
ZAR million
(6.1)
(8.3)  27                 (3.1)
(35.2)
(2.7)
Capital expenditure (net) US$ million
1.3
1.6                   19                      –
4.9
3.7
ZAR million
9.5
11.8                   19 (0.2)
35.6
23.5
Tolukuma
Total gold production was 9 483oz, down from 11 996oz in the previous quarter, mainly as the result of a 26% decline in yield to 6.15g/t.
The mine reports that mining machine fleet constraints have hampered the excavation of high-grade material, however plans are in place to use the existing fleet more efficiently while additional machinery is sourced.
The current mine plan at Tolukuma is focusing on maintaining production and vertical development on the Zine and Tinabar structures, as well as re-establishing stoping on the Gulbadi structure.
Underground production for the quarter focused primarily on Zine, with minor levels of stoping from the Tinabar zone. Stoping was hampered on three areas by mine fleet, compressed air and backfill constraints, but the compressed air infrastructure work undertaken in March will see improved drilling rates between Zine and Tinabar in future.
Cash operating costs for the quarter increased to US$922/oz, driven largely by higher helicopter and aircraft cost increases combined with lower head grades.
Discontinued operation
Vatukoula (“Old” Emperor)
Quarter
Quarter Quarter
9 months
9 months
100% consolidated from 6 April 2006
March
December % March
to 31 March
to 31 March
(Previously 39.52% attributable)
2007
2006 Change 2006
2007
2006
Ore milled t'000
–
37                    na
36
117
138
Yield g/t
–
7.68                   na
5.97
7.15
5.94
Gold produced oz
429
9 143 (95) 6 910
26 910
26 344
kg
13
284                 (95)
215                836
820
Cash operating costs# US$ per oz
–
1 120 na 694
795
598
ZAR per kg
–
265 169 na 137 860
185 506
123 332
ZAR per tonne
–
2 035 na 814
1 326
733
Cash operating profit/(loss)# US$ million
1.0
(4.1)
124                 (2.7)
(4.8)
(7.3)
ZAR million
7.1
(29.4)
124               (17.2)
(34.8)
(46.7)
Cash operating profit/(loss) US$ million
1.0
(4.1)
124                     –
(4.8)
–
attributable to DRDGOLD ZAR million
7.1
(29.4)
124                     –
(34.8)
–
Capital expenditure (net)# US$ million
0.1
3.3                   97                  3.1                 9.0
7.4
ZAR million
0.7
24.7                   97
19.1
65.3
47.8
Capital expenditure (net) US$ million
0.1
3.3                   97                    –
9.0
–
attributable to DRDGOLD ZAR million
0.7
24.7                   97                    –
65.3
–
#Represents total operation
On 28 March 2007, management of the Vatukoula mine confirmed that the sale of the Vatukoula mine and associated assets to Westech had been completed. All assets and liabilities of Emperor's Fijian operations were transferred to Westech.

KEY OPERATING AND FINANCIAL RESULTS (Unaudited) continued

South African operations
Quarter
Quarter Quarter
9 months
9 months
March
December % March
to 31 March
to 31 March
Blyvoor
2007
2006 Change 2006
2007
2006
Ore milled
Underground t'000
141
183                  (23)
171                 506
496
Surface t'000
900
896                     – 927
2 762
2 714
Total t'000
1 041
1 079 (4) 1 098
3 268
3 210
Yield
Underground g/t
4.97
5.06                  (2) 4.59
5.07
5.65
Surface g/t
0.38
0.32                   19 0.38
0.34
0.34
Total g/t
1.00
1.12                 (11) 1.03
1.08
1.16
Gold produced
Underground oz
22 538
29 772 (24) 25 238
82 435
90 054
kg
701
926                  (24) 785
2 564
2 801
Surface oz
11 092
9 099  22 11 221
30 543
29 709
kg
345
283                    22 349
950
924
Total oz
33 630
38 871 (13) 36 459
112 978
119 763
kg
1 046
1 209 (13) 1 134
3 514
3 725
Cash operating costs
Underground US$ per oz
714
582                  (23)
692                 635
532
ZAR per kg
166 572
137 586 (21) 138 084
148 034
109 692
ZAR per tonne
828
696                  (19)
634                750
619
Surface US$ per oz
265
313                    15 233
289
239
ZAR per kg
61 855
73 926  16 46 553
67 386
49 250
ZAR per tonne
24
23                    (4)
18                   23
17
Total US$ per oz
566
519                    (9) 551
541
459
ZAR per kg
132 033
122 685 (8) 109 914
126 231
94 699
ZAR per tonne
133
137                      3 114
136
110
Cash operating profit US$ million
2.9
3.5                 (17) –
9.6
3.4
ZAR million
20.9
25.4                 (18) (0.6)
69.3
22.0
Capital expenditure (net) US$ million
2.0
2.3                   13                 2.4                   7.0
6.6
ZAR million
14.8
16.9                   12 15.1
50.8
42.5
Blyvoor
Total gold production was 13% lower at 33 630oz, reflecting a 24% decline in gold production from underground to 22 538oz. Surface gold productionwas 22% higher at 11 092oz.
Lower underground gold production resulted both from a 23% drop in underground ore milled to 141 000t and a 2% decline in underground yield to 4.97g/t.The lower volume was primarily a consequence of five production days lost during the quarter due to illegal strike action.The lower yield reflected some residual impact of the underground fire in the previous quarter. Full access to the affected high-grade areas was restored at the end of January.
The illegal strikers’ non-compliance with an agreement in terms of which lost production of 15 000t would be worked back has been referred to arbitration.
Higher surface gold production resulted from a 19% increase in yield from the slimes retreatment project and higher rock dump throughput, being among measures taken to optimise plant operation during the illegal strike.Total surface throughput was stable at 900 000t while average surface yield rose to 0.38g/t.
Total cash operating costs were 9% higher at US$566/oz, due to a 23% increase in underground cash operating costs to US$714/oz arising from lower underground gold production. Surface cash operating costs were 15% lower at US$265/oz due to higher surface gold production. Cash operating profit was 18% lower at R20.9 million.
Capital expenditure was R14.8 million, some R2.4 million of which was spent on the Way Ahead Project (“WAP”). WAP, which has replaced the No. 2
Sub-shaft Project, involves accessing the No 2 Sub-shaft reserves from levels 27 to 35 of No. 5 Shaft at a substantially reduced cost of R37 million over the next three years.
Projects currently under investigation include: opening up of Main Reef workings to access ‘old gold’ – ore broken but unrecovered during earlier mining activity; a re-evaluation of the Doornfontein and Blyvoor slimes dams for gold and uranium recovery; and, to reduce costs, re-treatment of process water for re-use on-mine.
Crown
Quarter
Quarter Quarter
9 months
9 months
100% consolidated from 1 Dec 2005
March
December % March
to 31 March
to 31 March
(Previously 40% attributable)
2007
2006 Change 2006
2007
2006
Ore milled t'000
2 011
2 231 (10) 1 946
6 298
4 095
Yield g/t
0.36
0.41                 (12)
0.37
0.40
0.40
Gold produced oz
23 180
29 643 (22) 23 213
80 344
52 136
kg
721
922                  (22)
722
2 499
1 621
Cash operating costs# US$ per oz
491
399                  (23)
502                 434
416
ZAR per kg
114 423
94 268 (21) 99 841
101 174
85 809
ZAR per tonne
41
39                    (5)
37                   40
35
Cash operating profit# US$ million
3.8
6.2                 (39)
1.2
15.5
5.9
ZAR million
27.5
46.0                 (40)
7.3
112.6
37.8
Cash operating profit US$ million
3.8
6.2                 (39)
1.2
15.5
2.1
attributable to DRDGOLD ZAR million
27.5
46.0                (40)
7.3
112.6
12.8
Capital expenditure (net)# US$ million
1.2
0.5               (140)
1.3                 2.7
3.3
ZAR million
9.0
3.8               (137)
7.8               19.9
21.0
Capital expenditure (net) US$ million
1.2
0.5               (140)
1.3                 2.7
1.7
attributable to DRDGOLD ZAR million
9.0
3.8              (137)
7.8                19.9
10.9
#Represents total operation
Crown
Total throughput declined by 10% to 2 011 000t and average yield by 12% to 0.36g/t, resulting in a 22% decrease in gold production to 23 180oz.
A primary contributor was the depletion of high-grade sand sites supplying the Crown plant.This is expected to be remedied by tonnage from the new
3/L/2 site scheduled to come on stream at the end of April 2007 and from the Top Star dump, for which a mining licence application is lodged with the
Department of Minerals and Energy (“DME”).
Cash operating costs increased by 23% to US$491/oz, reflecting the lower gold production. Cash operating profit was 40% lower at R27.5 million.

KEY OPERATING AND FINANCIAL RESULTS (Unaudited) continued

ERPM
Quarter
Quarter Quarter
9 months
9 months
100% consolidated from 1 Dec 2005
March
December % March
to 31 March
to 31 March
(Previously 40% attributable)
2007
2006 Change 2006
2007
2006
Ore milled
Underground t'000
61
64                   (5)
72
201
148
Surface t'000
430
388                   11
537
1 253
1 124
Total t'000
491
452                     9
609
1 454
1 272
Yield
Underground g/t
6.52
7.06                  (8)
8.86
7.06
8.36
Surface g/t
0.41
0.34                   21
0.38
0.37
0.39
Total g/t
1.17
1.29                  (9)
1.38
1.30
1.32
Gold produced
Underground oz
12 796
14 532 (12) 20 512
45 653
39 776
kg
398
452                  (12)
638
1 420
1 237
Surface oz
5 724
4 276
  34
6 494
15 016
14 120
kg
178
133                    34
202
467
440
Total oz
18 520
18 808 (2) 27 006
60 669
53 896
kg
576
585                   (2)
840
1 887
1 677
Cash operating costs#
Underground US$ per oz
711
627                 (13)
470                604
455
ZAR per kg
165 952
148 044 (12) 93 624
140 795
93 890
ZAR per tonne
1 083
1 046 (4) 830
994
776
Surface US$ per oz
629
704                    11
563
640
488
ZAR per kg
146 725
166 173
  12
112 010
149 332
100 713
ZAR per tonne
61
57                   (7)
42                   56
40
Total US$ per oz
686
644                   (7)
493
613
464
ZAR per kg
160 010
152 166 (5) 98 045
142 908
95 678
ZAR per tonne
188
197                     5
135
185
129
Cash operating (loss)/profit# US$ million
(0.7)
(0.7) – 1.5
0.7
2.1
ZAR million
(5.0)
(5.1)
2 9.5                  5.0
13.3
Cash operating (loss)/profit US$ million
(0.7)
(0.7) – 1.5
0.7
0.9
attributable to DRDGOLD ZAR million
(5.0)
(5.1)
2 9.5                  5.0
5.6
Capital expenditure (net)# US$ million
1.3
1.2                  (8)
0.7
3.6
1.4
ZAR million
9.5
8.5                (12)
4.4
26.1
8.9
Capital expenditure (net) US$ million
1.3
1.2                  (8)
0.7
3.6
0.9
attributable to DRDGOLD ZAR million
9.5
8.5                (12)
4.4
26.1
5.8
#Represents total operation
ERPM
Total gold production was 2% lower at 18 520oz, reflecting a 12% decline in underground gold production to 12 796oz. Surface gold production, however, rose by 34% to 5 724oz.
Lower underground gold production was a consequence of both a 5% decline in underground volume to 61 000t and an 8% decline in underground yield to 6.52g/t.The deterioration in both underground volume and yield, discernible in the month of December, continued into January as the focus shifted from scattered mining in the west to longwall mining in the east. Opening up and development of the eastern longwalls fell behind and infrastructure such as ventilation and ore conveyancing proved inadequate. While this was the primary cause of reduced volume, fault negotiation below 70 level and steps taken to reduce seismicity above 70 level were also contributors. Lower yield resulted mainly from the shift from selective scattered mining in the west to longwall mining in the east.
During the quarter, ore pass development and the delivery of ventilation and other services to the eastern longwalls were accelerated and, by the end of March, volume showed some improvement. However, volume and yield are likely to remain below previous expectation for the next six to 12 months as fault negotiation below 70 level proceeds.
Higher surface gold production resulted from an 11% improvement in throughput to 430 000t and a 21% increase in yield to 0.41g/t. Volume was boosted by the start of a project to treat low-grade surface material from various sources, which is expected to continue until December 2007 and contribute significantly to a reduction in rehabilitation liability; during the quarter 35 000t of such material was treated.The Cason retreatment site was the primary contributor to the improvement in surface yield.
Total cash operating costs were 6% higher at US$686/oz . While underground cash operating costs rose by 13% to US$711/oz, surface cash operating costs were 11% lower at US$629/oz.The cash operating loss was unchanged at R5 million.

CASH OPERATING COSTS RECONCILIATION

Australasian Operations
Porgera
Continued
Discontinued
R000 unless otherwise stated
Tolukuma
(20%)
Operations
Vatukoula
Total cash costs
March 07 Qtr
80 021
96 381
176 402
20 208
December 06 Qtr 90 006 39 474 129 480 119 010
9 months to March 07 242 713 220 708 463 421 230 667
Movement in gold in process
March 07 Qtr
(8 400)
(6 380)
(14 780)
(5 863)
December 06 Qtr (4 017) 40 494 36 477 (12 002)
9 months to March 07 (1 176) 38 082 36 906 (21 080)
Less: exploration, production taxes
March 07 Qtr
749
6 710
7 459
18 446
rehabilitation and other December 06 Qtr 5 847 7 836 13 683 309
9 months to March 07 11 033 15 871 26 904 19 070
Less: retrenchment costs
March 07 Qtr
–
–
–
(6 901)
December 06 Qtr – – – 27 162
9 months to March 07 – – – 19 252
Less: corporate and general
administration cost
March 07 Qtr
7 404
3 076
10 480
2 800
December 06 Qtr 7 288 3 070 10 358 4 229
9 months to March 07 21 559 9 154 30 713 16 182
Cash operating costs
March 07 Qtr
63 468
80 215
143 683
–
December 06 Qtr 72 854 69 062 141 916 75 308
9 months to March 07 208 945 233 765 442 710 155 083
Gold produced
March 07 Qtr
295
576
871
13
December 06 Qtr 373 736 1 109 284
9 months to March 07 1 045 2 225 3 270 836
Total cash operating costs – R/kg
March 07 Qtr
215 146
139 262
164 963
–
December 06 Qtr 195 319 93 834 127 968 265 169
9 months to March 07 199 947 105 063 135 385 185 506
Total cash operating costs – US$/oz
March 07 Qtr
922
597
707
–
December 06 Qtr 827 396 541 1 120
9 months to March 07 857 450 581 795
South African Operations
Total Mine
R000 unless otherwise stated
Crown
ERPM
Blyvoor
Operations
Total cash costs
March 07 Qtr
90 131
98 670
143 993
332 794
December 06 Qtr 93 703 94 829 153 520 342 052
9 months to March 07 273 484 287 917 459 714 1021 115
Movement in gold in process
March 07 Qtr
(416)
(371)
(259)
(1 046)
December 06 Qtr
33                    187                   419                    639
9 months to March 07 (142) (222) 747 383
Less: exploration, production taxes
March 07 Qtr
3 340
2 200
1 457
6 997
rehabilitation and other December 06 Qtr 2 943 2 064 1 443 6 450
9 months to March 07 8 926 6 224 4 274 19 424
Less: retrenchment costs
March 07 Qtr
–
–
–
–
December 06 Qtr – – – –
9 months to March 07 – – – –
Less: corporate and general
administration costs
March 07 Qtr
3 876
3 933
4 170
11 979
December 06 Qtr 3 878 3 935 4 170 11 983
9 months to March 07 11 582 11 804 12 610 35 996
Cash operating costs
March 07 Qtr
82 499
92 166
138 107
312 772
December 06 Qtr 86 915 89 017 148 326 324 258
9 months to March 07 252 834 269 667 443 577 966 078
Gold produced
March 07 Qtr
721
576
1 046
2 343
December 06 Qtr 922 585 1 209 2 716
9 months to March 07 2 499 1 887 3 514 7 900
Total cash operating costs – R/kg
March 07 Qtr
114 423
160 010
132 033
133 492
December 06 Qtr 94 268 152 166 122 685 119 388
9 months to March 07 101 174 142 908 126 231 122 288
Total cash operating costs – US$/oz
March
07
Qtr
491                     686                   566                    572
December 06 Qtr
399                    644                   519                    505
9 months to March 07 434 613 541 524

EXPLORATION AND DEVELOPMENT

Australasian operations
Papua New Guinea
Tolukuma
The company maintains over 5 000km2 of exploration tenements in PNG. While drilling overall was reduced during the quarter as a result of mechanical issues with several drilling rigs, near-mine exploration at Tolukuma continues to focus on the Zine and Fundoot structures, with minor work also undertaken on the Tinabar structure.The Zine structure continued to be tested by both drilling and underground development, with drilling undertaken both underground and from surface locations.
Surface drill pads were prepared to test the southern Fundoot structure. Excavation in the northern Fundoot area exposed stockwork mineralisation with hangingwall splay veins.
Regional exploration was undertaken on a number of tenements, with stream sediment sampling and geological mapping undertaken on EL1271 and
EL1366, in the north-east of Emperor’s tenement holdings.
Field work was also undertaken at the Saki prospect, located to the east of the Tolukuma mine, where 28 shallow target drill holes have been completed.
The current work is aimed at extending geochemical analyses and geological mapping away from the main mineralised zone to provide better information for future drilling in those areas.
Using this data, new deep drilling targets will be identified by May 2007, with targets likely to exceed historical drilling depths.
Drill and assay results for the quarter:
Hole ID From To RL(m) Width(m) Au(g/t) Ag(g/t) Target
LM007 125.0 125.2 1 528.0 0.20 2.90 32.80 Zine
LM008 117.5 120.0 1 524.0 0.63 6.53 17.30 Zine
LM010 281.5 285.9 1 257.5 1.50 1.16 8.10 Zine
LM010 305.4 308.2 1 240.0 0.90 1.46 2.90 Zine
IV037 62.6 63.0 1 614.0 0.31 2.54 25.40 Fundoot
IV038 47.5 48.6 1 703.0 0.70 0.26 5.00 Fundoot
IV039 70.3 71.2 1 673.0 0.89 0.33 8.30 Fundoot
IV039 74.1 75.0 1 673.0 0.89 0.38 21.10 Fundoot
IV041 69.6 72.1 1 630.0 2.56 1.44 10.30 Fundoot
ZN090 422.1 424.6 1 368.0 0.75 8.32 29.90 Zine
*Assay results are uncut; intersection width calculation based on angle to drill core axis.
PNG: Regional Programme
The company maintains eleven Exploration Licences. During the quarter field work was undertaken in EL1271 and 1366, located in the north-east portion of the company’s tenement holdings.This work comprised stream sediment sampling and reconnaissance geological mapping. No assay results have been received to date.
Field work was also undertaken at Saki prospect, located 3km east of the Tolukuma mine.This prospect has previously been explored, and 28 shallow drill holes have been completed.The current phase of work is aimed at extending the stream sediment geochemical coverage away from the main mineralised zone, and completing a geological mapping programme, to provide improved context for the future targeting of drill holes. Drill targets will be defined in
May 2007 and are expected to target zones deeper than the previous historical drilling.

EXPLORATION AND DEVELOPMENT continued

South Africa
ERPM
ERPM Extension 1 (Sallies)
The fourth borehole has been completed.The hole has been surveyed to assist with geological interpretation. Borehole assay results are as follows:
– Channel Value 7.45 g/t / 246 cm (1829 cmgt).
– Mining Cut Value 13.14 g/t / 126 cm (1659 cmgt).
Future drilling will concentrate within the current mining lease area to define and firm up on geological structures and strike change.
The Annual Prospecting Report was submitted to the DME on 13 February, 2007 and we are currently awaiting the response from the DME regarding permission for the over-stoping of exploration development (mine mini longwall through boundary).
ERPM Extension 2 (Sallies)
The prospecting right has been granted.
Blyvoor
The current depth of the Savuka exploration borehole is 91.4m, which is continuing to encounter numerous problems.
An exploration drilling programme has been compiled to evaluate the down dip, South West extension of the ore body below 35 level.
Drilling is to be conducted on the slimes dams for gold and uranium values and to determine the mining potential for No 7 slimes dam. Drilling is expected to commence in May.
Crown
4L 49 Dump: 19 holes drilled at an average grade of 0.311g/t.
4/L/10 Dump: 64 000 tons at 0.567g/t.
Argonaut
We are still awaiting official response regarding the status of the Prospecting Right Application.The Annual Prospecting Report was submitted to the DME on 8 March 2007.
DIRECTORS
(*British) (**Australian) (***American)
Executive:
Non-executives:
Group Company Secretary:
JWC Sayers (Chief Executive Officer) J Turk *** TJ Gwebu
Alternate:
Independent non-executives:
JH Dissel RP Hume
GC Campbell* (Non-Executive Chairman)
D Blackmur **
For further information, contact Ilja Graulich at:
Tel: (+27-11) 219-8700 • Fax: (+27-11) 476-2637 • e-mail: ilja.graulich@za.drdgold.com • website: http://www.drdgold.com
Ebsco House 4, 299 Pendoring Avenue, Blackheath, Randburg, South Africa • PO Box 390, Maraisburg, 1700, South Africa